October 31, 2019

David Soto
President
Celexus, Inc
8275 S. Eastern Ave. Suite 200
Las Vegas, Nevada 89123

       Re: Celexus, Inc
           Correspondence Received on October 25, 2019
           Amendment No. 1 to Form 10-K for the Fiscal Year Ended March 31,
2019
           Filed July 15, 2019
           Amendment No. 1 to Form 10-Q for the Quarter Ended June 30, 2019 Filed August 20, 2019
           File No. 000-52069

Dear Mr. Soto:

        Please respond to this comment within ten business days by amending your Form 10-K filing or advise us as soon as possible when you will file your amendment.

       After reviewing your amendment and responses to our comments, we may have additional comments.

Correspondence Received on October 25, 2019

General

1. We note the submission of your response letter on October 25, 2019. Please file the corresponding amendment to your Form 10-K.
       You may contact Robert Shapiro, Senior Staff Accountant, at (202) 551-3273 or Lisa
Etheredge, Senior Staff Accountant, at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Dundas, Staff
Attorney, at (202) 551-3436 or Celeste Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
 David Soto
Celexus, Inc
October 31, 2019
FirstName LastNameDavid Soto
Page 2
Comapany NameCelexus, Inc
                                 Office of Trade & Services
October 31, 2019 Page 2
cc:       Elaine Dowling, Esq.
FirstName LastName